Exhibit 12.1

Ormat Technologies, Inc.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands of dollars)

	Nine Months Ended September 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
EARNINGS AVAILABLE TO COVER FIXED CHARGES:

Income from continuing operations before income taxes, minority interest, and equity in income of investees	$24,660	$20,941	$18,125	$15,529	$1,812	$10,487

Less:
Interest capitalized	(3,215)	(628)	(297)	(201)	(974)	(780)

Add:
Fixed charges deducted from earnings (see below)	32,849	43,622	8,626	6,589	5,516	4,689

Distributed income of equity investees	4,558	3,996	—	—	—	—

Earnings available to cover fixed charges	$58,852	$67,931	$26,454	$21,917	$6,354	$14,396

FIXED CHARGES:

Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$32,026	$43,413	$8,417	$6,380	$5,307	$4,480

Interest within rent expense	823	209	209	209	209	209

Fixed charges	$32,849	$43,622	$8,626	$6,589	$5,516	$4,689

Ratio of Earnings to Fixed Charges	1.79	1.56	3.07	3.33	1.15	3.07